SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD NEVADA CORP.
(Name of Issuer)

Common Stock, par value US$ 0.01 per share
(Title of Class of Securities)

69924M 109
(CUSIP Number)

Guy P. Lander
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
212-238-8619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Not

SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 2 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Seabridge Gold Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) ¨ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10
SOLE VOTING POWER: 1,124,963 shares (includes 51,600 shares subject to exercisable warrants)

SHARED VOTING POWER:  0

SOLE DISPOSITIVE POWER: 1,124,963 shares (includes 51,600 shares subject to exercisable warrants)

SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,124,963 shares (includes 51,600 shares subject to exercisable warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%*
14	TYPE OF REPORTING PERSON: CO

*   Percentage shown is based on 17,779,954shares of Common Stock issued and outstanding as of February 15, 2017,  as set forth in the Issuer’s Report on Form 8-K, filed with the SEC on February 15, 2017.

SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 3 of 7

Item 1.	Security And Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, par value US$ 0.01 per share (the “Common Stock”) of Paramount Gold Nevada Corp., a Nevada corporation (NYSE MKT: PZG) (the “Issuer” or “Paramount”).  The principal executive offices of the Issuer are located at 665 Anderson Street, Winnemucca, Nevada.

Item 2.	Identity and Background

This Statement is being filed by Seabridge Gold Inc. (“Seabridge” or the “Reporting Entity”), a Canadian corporation.

Required Information under Item 2 Concerning Seabridge:

(b)-(c), (f):

Seabridge is a Toronto-based North American resource exploration company engaged in the acquisition and exploration of gold properties in North America.  It is organized under the Canada Business Corporations Act. Seabridge’s principal business and principal office are located at Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario CANADA M5A 1E 1.

Executive Officers and Directors of Seabridge:

(a), (b), (c), (f):

Name	Position	Citizenship	Principal Occupation
A Frederick Banfield	Director	USA	Experience in ore body modeling, geostatistics, mine design and mine scheduling
Douglass “Scott” Barr	Director	USA	Mining related experience predominately in technical, project management and operational roles
Rudi P. Fronk	Chairman and CEO	USA	Senior manager
Eliseo Gonzalez-Urien	Director	USA	Exploration geologist
Richard C. Kraus	Director	USA	Investor, board director, senior executive and business consultant
Jay Layman	President and Chief Operating Officer, Director	USA	Technical expert
Gary Sugar	Director	Canada	Investment Banker, previously worked for the mining industry in various roles ranging from corporate development to field geologist
William E. Threlkeld	Senior Vice President, Exploration	USA	Geologist
Christopher J. Reynolds	Vice President, Finance & CFO	Canada	CPA, mining industry and public accounting experience
John W. Sabine	Director	Canada	Expert in mining, corporate reorganization, securities, financing, and mergers and acquisitions. Also a director of Algold Resources Inc. and Uranium One.

The address for all the executive officers and directors above is the company’s prinicpal office located at Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario CANADA M5A 1E 1.

SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 4 of 7

Controlling Persons of Seabridge:

The following persons may, by reason of their interests in, and relationships among them with respect to, Seabridge, may be deemed to control Seabridge to a certain extent:

     FCMI Financial Corporation, an Ontario corporation (FCMI), and its affiliates and associates Pan Atlantic Bank and Trust Ltd., a Barbados company (PABTL), Albert D. Friedberg, a Canadian citizen, Ms. Nancy Friedberg, a Canadian citizen, Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island company, Friedberg Mercantile Group Ltd., a Canadian corporation, The Buckingham Charitable Foundation, and FCMI Parent Co., a Nova Scotia corporation.  FCMI and its affiliates and associates are the beneficial owners of an aggregate of 10,392,181 common shares of Seabridge, representing 19.1% of the Reporting Entity’s outstanding common shares as of March 6, 2017. FCMI has its principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI’s principal business is management of its own investment portfolio.

          (d)         Criminal Proceedings: During the previous five (5) years, neither the Reporting Entity, nor, to the knowledge of the Reporting Entity, any director, executive officer or controlling person of the Reporting Entity, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)         Civil Proceedings: During the previous five (5) years, neither the Reporting Entity, nor, to the knowledge of the Reporting Entity, any director, executive officer or controlling person of the Reporting Entity, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Entity or any such individual was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 7, 2016, upon the closing of an Arrangement Agreement, dated March 14, 2016, between Paramount and  Calico Resources Corp. (“Calico”), Paramount acquired all of the issued and outstanding common shares of Calico.  Seabridge, as a Calico shareholder, received 970,163 shares of the Issuer’s Common Stock.

On February 15, 2017, Seabridge participated in the February 15, 2017 non-brokered private placement of the Paramount (the “Private Placement”).  Paramount issued a total 2,090,000 units at $1.75 per unit for aggregate proceeds of $3,657,500. Each unit consists of one share of common stock and one warrant to purchase one-half of a share of common stock. Each warrant has a two-year term and is exercisable at the following exercise prices:  in the first year at $2.00 per share and in the second year at $2.25 per share.  Seabridge purchased 103,200 units in the Private Placement, paying $180,600, and received 103,200 shares of Common Stock and warrants for the purchase of 51,600 shares of Common Stock.  Seabridge used its working capital for the purchase of the units.

Item 4.	Purpose of Transaction.

Seabridge has acquired its shares of Common Stock  in Paramount, and may furthermore acquire additional shares pursuant to its warrants, for investment purposes. Seabridge maintains an interest in Paramount based on its potential to increase in value with the development of the Grassy Mountain project. Three members of the Paramount seven person Board of Directors also are executive officers and/directors of Seabridge, see Item 6 of this Schedule.

Seabridge intends to review its investment in Paramount and may, based on such review as well as other factors (including, among other things, its evaluation of Paramount’s business, prospects and financial condition, amounts and prices of available securities of Paramount, the market for Paramount’s securities, other opportunities available to Seabridge and general market and economic conditions), acquire additional securities of Paramount or sell securities of Paramount, on the open market or in privately negotiated transactions.

SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 5 of 7

Seabridge reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Paramount owned by it.

Except as set forth in this Item 4, Seabridge has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although Seabridge does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of  17,779,954 shares of Common Stock issued and outstanding as of February 15, 2017, as set forth in the Issuer’s Report on Form 8-K, filed with the SEC on February 15, 2017.

(a)
 Seabridge is the direct beneficial owner of 1,124,963 shares of Common Stock of the Issuer, including 51,600 shares underlying presently exercisable warrants, constituting 6.3% of the issued and outstanding Common Stock of the Issuer.

(b)
Seabridge possesses sole power to vote, and dispose of, the share described in paragraph (a) above.

FCMI and its affiliates and associates beneficially own an aggregate of 2,651,961 shares of Paramount Common Stock, as reported in Amendment No. 1 to Schedule 13G filed by FCMI with the SEC on January 10, 2017.  Seabridge does not have any have arrangement with FCMI with respect to the securities of Paramount.  Seabridge disclaims any interest in the securities of the Paramount that may be beneficially owned by FCMI, or any of its affiliates or associates, or by Seabridge’s directors, officers or employees and any of their respective affiliates, and further disclaims being a member of or the existence of a group with any of the foregoing persons regarding Paramount.

(c) Except as described in this Statement, Seabridge has not effected any transaction in the securities of Paramount in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Board of Directors

Three of the seven members of the Issuer’s Board of Directors are affiliated with Seabridge.  Christopher Reynolds, Seabridge’s Vice President, Finance and Chief Financial Officer, and Eliseo Gonzalez-Urie, a Seabridge director are also directors of Paramount.  On January 11, 2017, Rudi Fronk, Chairman and CEO of Seabridge, became a director and the non-executive chairman of Paramount.

SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 6 of 7

Registration Rights

Under the Subscription Agreement entered into by Seabridge and the other subscribers for  the Private Placement, the Issuer agreed to use its commercially reasonable efforts to file and have declared effective by the SEC a registration statement on Form S-3 registering the resale in the United States of the Common Stock purchased by Seabridge and the other subscribers, including the Common Stock underlying their purchased warrants.

Warrants

Seabridge holds warrants, purchased in the Private Placement described above, to purchase an additional 51,600 shares of Common Stock of Paramount exercisable for two years from February 15, 2017 at an exercise price of $2.00 per share for the first year and $2.25 per share for the second year.

In addition, after the delivery of a National Instrument 43-101 compliant feasibility study on one of the Issuer’s projects, the Grassy Mountain project, the Issuer must, at the discretion of Seabridge, either grant Seabridge a 10% net profits interest in the project or pay Seabridge Cdn$10 million in cash.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated by reference herein (as indicated below):

Exhibit No.	Description

99.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K, filed with the SEC on February 6, 2017).
99.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Report on Form 8-K, filed with the SEC on February 6, 2017).

SCHEDULE 13D

CUSIP NO.:  M81863116                                                                         PAGE 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017

/s/Christopher J. Reynolds
Christopher J. Reynolds